

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Christopher Bradley
Chief Financial Officer
ARKO Corp.
650 Fifth Avenue, Floor 10
New York, NY 10019

> **Re: ARKO Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 16, 2020**
> **File No. 333-248711**

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4 filed October 16, 2020

Business Combination
The Background of the Business Combination, page 107

1. Refer to prior comment 8. We re-issue this comment in part to seek disclosure about the final amount negotiated.

Index to Financial Information, page F-1

2. It appears the acquisition of Empire Petroleum ("Empire") by GPM, a subsidiary of Arko Holdings ("Arko") which is the entity responsible for operating Arko's business, is a condition of the merger between Haymaker and Arko. This acquisition was consummated in October, 2020. You further disclose acquisition of Empire's business added significant scale to GPM's wholesale fuel channel, materially increased GPM's footprint,

significantly enhanced GPM's retail/wholesale strategy and more than doubled GPM's number of locations (per the table on page 21). Please explain to us your analysis in regard to including in this filing the financial statements of Empire and the effect of GPM's acquisition of Empire in the pro forma financial information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson at 202-551-3318 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Alicanti